

07006436

AMENDMENT AD 5/16

Rec'd 5/14/07

ATES
------ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
~~PART III~~

SEC FILE NUMBER
8- 45671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investors Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Enna M. Calvi, Financial Principal (914) 697-8852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 04 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AD 5/16

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investors Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Principal

Title



Notary Public

Elizabeth L. Belanger
Notary Public State of New York
No. 02BE6104278
Qualified in Westchester County
Commission Expires January 20, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECONCILIATION

This Reconciliation relates to changes from DISC's December 31, 2006 FOCUS filing which was filed January 26, 2007 and DISC's audited financial statements that were subsequently filed. As noted in the cover letter to this filing, the differences between these two filings were previously reflected in an amended FOCUS filing that was submitted prior to the filing of the audited financial statements.

Reconciliation of the differences between these two filings relate to the following 3 line items of the "Computation of Net Capital" within the FOCUS Report.

- Line 1 – Total ownership equity from Statement of Financial Condition changed from $2,972,428 to $2,994,857 which is an increase of +$22,429.

  Explanation: A final tax adjustment for 2005 of $22,429 was included in the 4th quarter 2005 FOCUS Report. This amount was inadvertently included in the 2006 FIT amount and needed to be removed.

- Line 6A – Total Non-allowable assets from Statement of Financial Condition changed from $172,862 to $1,495,709 which increased the amount deducted by ($1,322,847).

  Explanation: After the original FOCUS Report was filed, we became aware of a problem in the template software that we use. We are fully aware that our receivables should not exceed our payables; therefore, our template compares the two numbers and disallows any excess amount. However, at the end of the 3rd quarter 2006, payables did not exceed receivables and the formula was deleted in the cell that calculates the disallowed amount to avoid a negative disallowed amount. Unfortunately, the formula was not restored for the fourth quarter of 2006 when, as is customary for DISC's financial statements, payables again exceeded receivables and a positive disallowed amount should have been recorded.

- Line 6D – Other Deductions and/or Charges changed from $1,817 to $1,996 which increased the amount deducted by ($179).

  Explanation: In order to calculate this amount we multiply Line 11 (Minimum Net Capital Required) of the Computation of Basic Net Capital Requirement by .12 and subtract that amount from $35,000 which is our Fidelity Bond Deductible amount. Since Line 11 – Minimum Capital Required changed by $1,495, the amount calculated for this line changed by ($1,495 x .12) or $179.

These adjustments reflect decreases of $1,322,847 (Line 6A) and $179 (Line 6D) and an increase of $22,429 (Line 1), resulting in the net difference of 1,300,597 cited in the letter of April 23, 2007 from Mr. David Chiu of the NASD to Ms. Enna Calvi of DISC. Additional controls have been put in place to ensure that these administrative issues do not recur.